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4-30-03

SECU 03013285 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH. D.C. 165 SECTION

SEC FILE NUMBER
8- 49526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 2975
(No. and Street)

Fort Worth (City) Texas (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave R. Gillespie (817) 332-9521 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

301 Commerce Street (Address) Fort Worth (City) Texas (State) 76102 (Zip Code)

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, By: Acme Widget, L.P., General Partner; By: Scepter Holdings, Inc., General Partner; By: Geoffrey Raynor, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Investments, L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY K. KNOTT
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
SEPTEMBER 20, 2005

By: Acme Widget, L.P., General Partner
By: Scepter Holdings, Inc. General Partn

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

2500 City Center Tower II
301 Commerce Street
Fort Worth, TX 76102

Independent Auditors' Report

The Partners
Q Investments, L.P.:

We have audited the accompanying statement of financial condition of Q Investments, L.P. (a Texas Limited Partnership) (the Partnership) as of December 31, 2002, and the related statements of operations, partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q Investments, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 15, 2003

Q INVESTMENTS, L.P.
(a Texas Limited Partnership)

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	1,434,483
Securities not readily marketable, at estimated fair value (cost $15,000)		15,000
Interest receivable		345
Due from brokers and clearing organization		1,104,093
Other assets		425,000
	$	2,978,921

Partners' Capital

Partners' capital (notes 2 and 3)	$	2,978,921

See accompanying notes to financial statements.

Q INVESTMENTS, L.P.
(a Texas Limited Partnership)

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Securities not readily marketable are valued at estimated fair value. Net unrealized appreciation/depreciation resulting from recording securities at estimated fair value is included in net losses on principal transactions in the accompanying statement of operations.

Q Investments, L.P. (the Partnership) records investment transactions on the trade date. Dividends are recognized on the ex-dividend date and interest income and expenses are accrued daily. Realized gains and losses are determined generally on a first-in-first-out basis.

Management of the Partnership has made certain estimates and assumptions to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(b) Income Taxes

In accordance with Federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

(c) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) that cannot be publicly offered or sold, except to certain qualified investors, unless registration has been effected under the Securities Act of 1933, or (b) that cannot be offered or sold, except to certain qualified investors, because of other arrangements, restrictions, or conditions applicable to the securities or the Partnership. Such securities are valued by the General Partner at its sole discretion. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for these securities existed, and the differences could be material.

(d) Statement of Cash Flows

The Partnership uses brokers to handle various investment transactions. Charges or credits on broker accounts are considered constructive payments or receipts of cash for purposes of the statement of cash flows.

(e) Due from Brokers and Clearing Organization and Concentrations of Credit Risk

Due from brokers and clearing organization represents cash balances with prime brokers.

The Partnership is subject to credit risk to the extent any broker with which the Partnership conducts business is unable to deliver cash balances, securities, or clear security transactions on the Partnership's behalf.

(Continued)

(f) ***Exchange Membership***

The Partnership's exchange membership is recorded at cost. Such amount is included in other assets in the accompanying statement of financial condition. At December 31, 2002, the exchange membership had an estimated fair value of $155,000.

(2) Organization and Allocation of Income

The Partnership, a substantially owned subsidiary of Q Funding, L.P., was organized as a Texas Limited Partnership in 1994 for the purpose of realizing capital appreciation by investing in securities. The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934, had no customers at any time during 2002, and trades on a fully disclosed basis through a contractual agreement with a clearing broker. The Partnership is also a member of the Chicago Board Options Exchange.

At the end of each accounting period, the capital account of each partner (including the General Partner) is adjusted by crediting or debiting the net capital appreciation or net capital depreciation for such accounting period, as the case may be, to the capital accounts of all partners (including the General Partner) in proportion to their respective partnership percentages.

(3) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's net capital rule which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness, or $100,000. At December 31, 2002, the aggregate indebtedness ratio was 0 to 1 on computed, regulatory net capital of $2,538,921. Net capital in excess of the minimum required was $2,438,921.

The Partnership's aggregate indebtedness amounted to $0 as of December 31, 2002.

The net capital computation was included in the FOCUS report as filed with the Chicago Board Options Exchange on January 14, 2003.

(4) Rule 15c3-3

The Partnership is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(5) Regulatory Filings

The Partnership properly filed the required monthly regulatory reports in a timely manner during 2002.